

UNITED STATES
~~RITIES~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014732

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

~~:~~DIRONDACK ELECTRONIC MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, 25th Floor
(No. and Street)

New York   New York   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Martel   212-895-4532
                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center   New York   New York   10281-1414
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

RECEIVED MAR 0 3 2003

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AFFIRMATION

I, Christopher Martel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Adirondack Electronic Markets LLC for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ _____
Signature   Date

_____
Title

_____
Notary Public

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Member of
Adirondack Electronic Markets LLC

We have audited the accompanying statement of financial condition of Adirondack Electronic Markets LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Adirondack Electronic Markets LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2003





**Deloitte
Touche
Tohmatsu**

ADIRONDACK ELECTRONIC MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 ($ in 000s)

ASSETS

Cash	$ 175
Financial instruments owned:	
Equity securities	12,648
Options	11,579
Receivable from clearing broker	16,745
Fixed assets and leasehold improvements, net of accumulated	
depreciation and amortization of $3,412	2,492
Other assets	507
TOTAL ASSETS	$ 44,146

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Financial instruments sold, but not yet purchased:	
Equity securities	$ 20,510
Options	14,192
Other liabilities and accrued expenses	1,824
TOTAL LIABILITIES	36,526
MEMBER'S EQUITY	7,620
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 44,146

See notes to statement of financial condition.

ADIRONDACK ELECTRONIC MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. **ORGANIZATION AND BASIS OF PRESENTATION**

   Adirondack Electronic Markets LLC (the "Company") is a Delaware limited liability company, formed to operate primary market-making ("PMM") seats and competitive market-making ("CMM") seats on the International Securities Exchange ("ISE"). The ISE, is a fully electronic exchange for listed equity options in the United States. The Company's sole member is Adirondack Trading Partners LLC ("ATP").

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, which include the valuation of financial instruments, that could affect the amounts reported in the financial condition. Actual results could differ from these estimates.

   Proprietary Securities Transactions – Financial instruments owned and financial instruments sold, but not yet purchased, are recorded on a trade date basis at fair value, and the resulting gains and losses are included in principal transactions revenue. The fair value of equity securities and futures contracts is based on the last trade quoted on a national exchange, and the fair value of options is based on the midpoint of the last bid and offer quoted on the ISE. The Company clears its securities and options transactions through its clearing broker on a fully-disclosed basis. The receivable from clearing broker represents amounts due in connection with the financing of proprietary positions and amounts on deposit. The clearing broker is the primary source of short-term financing for the Company, and that financing is collateralized by the financial instrument inventory of the Company. The financial instrument inventory is held and may be pledged by the clearing broker.

   Fair Value of Financial Instruments – Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

   Fixed assets and leasehold improvements – They are carried at cost less related accumulated depreciation and amortization. Fixed assets consist of furniture, equipment, and software, which are depreciated on a straight-line basis over estimated useful lives of three to five years. The Company recognizes a full year's depreciation in the year of acquisition. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life or the length of the lease.

   Income Taxes – As a single member LLC, AEM will be treated as a division of ATP for federal and state income tax purposes. ATP as the sole member is responsible for reporting the Company's income or loss. Accordingly, the accompanying financial condition includes no provision for income taxes.

3

3. RELATED PARTY TRANSACTIONS

The Company leases seats on the ISE from ATP at a rate substantially lower than prevailing market lease rates.

The Company reimburses ATP for certain professional fees incurred on its behalf. At December 31, 2002, $30,938 was payable in connections with such fees and is included in other liabilities and accrued expenses.

The Company provides ATP with office space and other administrative services, in return for which ATP provides certain management services to the Company. No intercompany allocations are recorded for these transactions.

4. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. Exchange-traded derivatives are standardized contracts transacted through regulated exchanges and include futures and certain option contracts.

Derivatives financial instruments contain off-balance sheet risk, whereby changes in the market values of underlying securities or interest rates may result in changes in the values of the financial instruments in excess of the amounts recognized in the statement of financial condition. Through the use of hedging strategies, the Company attempts to reduce its exposure to market risks arising from the use of these financial instruments.

Futures contracts represent future commitments to purchase or sell other financial instruments at specified terms at specified future dates. Options provide the option purchaser (holder) with the right, but not the obligation, to purchase or sell a financial instrument at a specified price on or before a specified future date. The Company receives premiums in exchange for bearing risk of unfavorable changes in the market values of the financial instruments underlying the options, which have been sold.

In the normal course of business, the Company makes markets in exchange-traded options. Such market-making activities require the use of options, futures contracts, and long and short positions in equity securities to manage the Company's exposure to various market risks.

The fair value of the Company's derivative financial instruments as of December 31, 2002 were as follows:

	Assets	Liabilities
	($ in 000s)	
Options	11,579	14,192

The fair value of option contracts is recorded in financial instruments owned and financial instruments sold, but not yet purchased.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

Financial instruments sold, but not yet purchased, represent obligations to deliver specified financial instruments at contracted prices, thereby creating liabilities to purchase such financial instruments at some time in the future at then-prevailing market prices, thus subjecting the Company to market risk.

The Company's transactions in financial instruments are cleared by one clearing broker. Substantially all of the Company's cash and securities positions are either held as collateral by the clearing broker against various margin obligations of the Company or deposited with such clearing broker for safekeeping purposes.

To the extent the Company has not borrowed the maximum amount available from the clearing broker with respect to such collateral and deposits, such excess represents available short-term funding. The Company maintains short-term liquidity in the form of additional margin borrowings available from the clearing broker. This subjects the Company to liquidity risk, to the extent the clearing broker may choose to decrease the collateralized margin borrowings it makes available to the Company.

6. **COMMITMENTS AND CONTINGENCIES**

The Company is currently subject to an employment arbitration matter. However, it is the opinion of management, after consultation with outside legal counsel, that the ultimate outcome of such proceedings will not have a material adverse impact on the financial statements of the Company.

The Company has entered into obligations under operating leases in excess of one year for office space and equipment. At December 31, 2002, future minimum payments for commitments under such leases were as follows

Fiscal Year	Amount
2003	$ 607,970
2004	607,970
2005	607,970
2006	151,993
2007	-
Thereafter	-
Total	$ 1,975,903

In November 2002, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees

issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. However, the disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of applicable requirements of FIN 45 did not have a material impact on the Company's financial condition.

7. **NET CAPITAL**

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital as defined equal to $250,000. At December 31, 2002, the Company had net capital of $2,211,543, which was $1,961,543 in excess of its required net capital of $250,000.

8. **SUBSEQUENT EVENT**

On February 27, 2003, the Company received a capital contribution of $1,000,000 from ATP.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

February 27, 2003

To the Member of
Adirondack Electronic Markets LLC

In planning and performing our audit of the financial statements of Adirondack Electronic
Markets LLC (the "Company") for the year ended December 31, 2002 (on which we issued our
report dated February 21, 2003), we considered its internal control, including control activities for
safeguarding securities, in order to determine our auditing procedures for the purpose of
expressing an opinion on the financial statements and not to provide assurance on the Company's
internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made
a study of the practices and procedures (followed by the Company), including tests of compliance
with such practices and procedures, that we considered relevant to the objectives stated in Rule
17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the
practices and procedures followed by the Company in making the quarterly securities
examinations, counts, verifications, and comparisons, and the recordation of differences required
by Rule 17a-13 or in complying with the requirements for prompt payment for securities under
Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the
Company does not carry securities accounts for customers or perform custodial functions relating
to customers securities.

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of internal control and of the practices and procedures, and to assess
whether those practices and procedures can be expected to achieve the Securities and Exchange
Commission's (the "Commission") above-mentioned objectives. Two of the objectives of
internal control and the practices and procedures are to provide management with reasonable, but
not absolute, assurance that assets for which the Company has responsibility are safeguarded
against loss from unauthorized acquisition, use or disposition, and that transactions are executed
in accordance with management's authorization and recorded properly to permit the preparation
of financial statements in conformity with accounting principles generally accepted in the United
States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed
in the preceding paragraph.



Deloitte
Touche
Tohmatsu

Adirondack Electronic Markets LLC
February 27, 2003
Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP